Exhibit 99.1

Allot Announces
Second Quarter 2019 Financial Results

Quarterly Revenues Grow 15% Year over Year

Hod Hasharon, Israel – August 6, 2019 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its second quarter 2019 financial results.

 Second Quarter 2019 – Financial Highlights

•	Revenue growth to $26.6 million, up 15% year-over-year;

•	GAAP gross profit up 12% year-over-year to $18.3 million; non-GAAP gross profit up 12% to $18.5 million;

•	GAAP operating loss of $1.5 million; non-GAAP operating loss of $2.1 million;

Financial Outlook

•	Management continues to maintain its 2019 expectations of yearly revenues between $106-110 million, representing continued double-digit year-over-year growth;

•	Management continue to expect full year 2019 book to bill ratio at above 1;

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are pleased with our ongoing year-over-year growth in revenue and we remain on target with our strategy and longer-term goals.  Our pipeline remains strong and we are actively working to close further deals in the coming months, both in the Visibility and Control, as well as in the Security areas.  We look forward to continued and sustainable growth for the remainder of this year and beyond.”

Second Quarter 2019 Financial Results Summary

Total revenues for the quarter were $26.6 million, an increase of 15% compared to $23.0 million in the second quarter of 2018.

Gross profit on a GAAP basis for the quarter was $18.3 million (gross margin of 68.7%), a 12% improvement compared with $16.3 million (gross margin of 70.8%) in the second quarter of 2018.

Gross profit on a non-GAAP basis for the quarter of was $18.5 million (gross margin of 69.8%), a 12% improvement compared with $16.6 million (gross margin of 72.2%) in the second quarter of 2018.

Operating loss on a GAAP basis for the quarter was $1.5 million, compared with an operating loss of $2.8 million, in the second quarter of 2018.

Non-GAAP operating loss for the quarter was $2.1 million, compared with a non-GAAP operating loss of $1.3 million in the second quarter of 2018.

Net loss on a GAAP basis for the quarter was $1.5 million, or $0.04 per basic and diluted share, compared with a net loss of $2.4 million, or $0.07 per basic and diluted share, in the second quarter of 2018.

Non-GAAP net loss for the quarter was $2.1 million, or $0.06 per basic share, compared with a non-GAAP net loss of $1.2 million, or $0.04 per basic share, in the second quarter of 2018.

Cash and investments as of June 30, 2019 totaled $101.6 million, compared to $101.5 million as of March 31, 2019.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss second quarter 2019 earnings results today, August 6, 2019 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-407-2553, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Seth Greenberg Director of Corporate Communications sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$26,554	$23,003	$51,896	$44,735
Cost of revenues	8,301	6,712	15,594	13,636
Gross profit	18,253	16,291	36,302	31,099

Operating expenses:
Research and development costs, net	7,633	6,298	14,807	12,091
Sales and marketing	11,209	10,182	22,686	20,215
General and administrative	923	2,579	3,628	5,045
Total operating expenses	19,765	19,059	41,121	37,351
Operating loss	(1,512)	(2,768)	(4,819)	(6,252)
Financial and other income, net	571	806	1,103	1,036
Loss before income tax expenses	(941)	(1,962)	(3,716)	(5,216)

Tax expenses	592	455	1,150	887
Net Loss	(1,533)	(2,417)	(4,866)	(6,103)

Basic net loss per share	$(0.04)	$(0.07)	$(0.14)	$(0.18)

Diluted net loss per share	$(0.04)	$(0.07)	$(0.14)	$(0.18)

Weighted average number of shares used in
computing basic net loss per share	34,213,724	33,655,940	34,099,428	33,606,236

Weighted average number of shares used in
computing diluted net loss per share	34,213,724	33,655,940	34,099,428	33,606,236

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$8,301	$6,712	$15,594	$13,636
Share-based compensation (1)	(61)	(90)	(121)	(170)
Amortization of intangible assets (2)	(232)	(232)	(464)	(465)
Non-GAAP cost of revenues	$8,008	$6,390	$15,009	$13,001

GAAP gross profit	$18,253	$16,291	$36,302	$31,099
Gross profit adjustments	293	322	585	635
Non-GAAP gross profit	$18,546	$16,613	$36,887	$31,734

GAAP operating expenses	$19,765	$19,059	$41,121	$37,351
Share-based compensation (1)	(782)	(630)	(1,467)	(1,254)
Amortization of intangible assets (2)	(189)	(175)	(377)	(350)
Income (Expenses) related to M&A activities (3)	1,832	(151)	1,537	(189)
Changes in tax related items (4)	-	(170)	-	(170)
Non-GAAP operating expenses	$20,626	$17,933	$40,814	$35,388

GAAP financial and other income	$571	$806	$1,103	$1,036
Exchange rate differences*	(31)	(292)	(33)	(142)
Non-GAAP Financial and other income	$540	$514	$1,070	$894

GAAP taxes on income	$592	$455	$1,150	$887
Tax expenses in respect of net deferred tax asset recorded	(17)	(19)	(33)	(38)
Non-GAAP taxes on income	$575	$436	$1,117	$849

GAAP Net Loss	$(1,533)	$(2,417)	$(4,866)	$(6,103)
Share-based compensation (1)	843	720	1,588	1,424
Amortization of intangible assets (2)	421	407	841	815
Expenses related to M&A activities (3)	(1,832)	(141)	(1,537)	47
Changes in tax related items (4)	-	170	-	170
Exchange rate differences	(31)	-	(33)	-
Tax expenses in respect of net deferred tax asset recorded	17	19	33	38
Non-GAAP Net Loss	$(2,115)	$(1,242)	$(3,974)	$(3,609)

GAAP Loss per share (diluted)	$(0.04)	$(0.07)	$(0.14)	$(0.18)
Share-based compensation	0.02	0.02	0.05	0.04
Amortization of intangible assets	0.02	0.01	0.02	0.02
Expenses related to M&A activities	(0.06)	(0.01)	(0.05)	0.00
Changes in taxes and headcount related items	-	0.01	-	0.01
Exchange rate differences	(0.00)	-	(0.00)	-
Tax expense in respect of net deferred tax asset recorded	0.00	0.00	0.00	-
Non-GAAP Net loss per share (diluted)	$(0.06)	$(0.04)	$(0.12)	$(0.11)

Weighted average number of shares used in
computing GAAP diluted net loss per share	34,213,724	33,655,940	34,099,428	33,606,236

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	34,213,724	33,655,940	34,099,428	33,606,236

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$61	$90	$121	$170
Research and development costs, net	214	171	383	326
Sales and marketing	327	215	610	437
General and administrative	241	244	474	491
	$843	$720	$1,588	$1,424

(2) Amortization of intangible assets
Cost of revenues	$232	$232	$464	$465
Sales and marketing	189	175	377	350
	$421	$407	$841	$815

(3) Expenses related to M&A activities
General and administrative	$(1,947)	$-	$(1,947)	$38
Research and development costs, net	115	151	410	151
Financial income	-	(292)	-	(142)
	$(1,832)	$(141)	$(1,537)	$47

(4) Changes in tax related items
Sales and marketing	-	100	-	100
General and administrative	-	70	-	70
	$-	$170	$-	$170

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,517	$16,336
Short term deposits	17,624	22,543
Restricted deposit	506	465
Marketable securities	65,681	64,290
Trade receivables, net	21,863	26,093
Other receivables and prepaid expenses	4,552	3,647
Inventories	10,687	11,345
Total current assets	138,430	144,719

LONG-TERM ASSETS:
Restricted deposit	257	257
Severance pay fund	357	345
Operating lease right-of-use assets	6,129	-
Deferred taxes	463	281
Other assets	877	600
Total long-term assets	8,083	1,483

PROPERTY AND EQUIPMENT, NET	7,385	6,249
GOODWILL AND INTANGIBLE ASSETS, NET	35,802	37,393

Total assets	$189,700	$189,844

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,601	$7,813
Deferred revenues	15,271	13,855
Short-term operating lease liabilities	2,480	-
Other payables and accrued expenses	21,473	21,052
Total current liabilities	45,825	42,720

LONG-TERM LIABILITIES:
Deferred revenues	4,154	4,247
Long-term operating lease liabilities	4,031	-
Accrued severance pay	768	806
Other long term liabilities	590	6,168
Total long-term liabilities	9,543	11,221

SHAREHOLDERS' EQUITY	134,332	135,903

Total liabilities and shareholders' equity	$189,700	$189,844

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Loss	$(1,533)	$(2,417)	$(4,866)	$(6,103)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	617	555	1,233	1,053
Stock-based compensation related to options granted to employees	843	720	1,588	1,424
Amortization of intangible assets	421	407	841	815
Capital loss	-	36	-	39
Decrease (Increase) in accrued severance pay, net	15	(7)	(50)	26
Decrease (Increase) in other assets	(344)	(395)	(277)	393
Decrease in accrued interest and amortization of premium on marketable securities	164	169	241	415
Changes in operating leases, net	588	-	382	-
Decrease (Increase) in trade receivables	6,823	(2,635)	4,230	(1,889)
Decrease (Increase) in other receivables and prepaid expenses	773	1,597	(374)	(282)
Decrease (Increase) in inventories	1,676	164	(234)	(113)
Decrease (Increase) in long-term deferred taxes, net	(149)	19	(182)	38
Increase (Decrease) in trade payables	(3,769)	(113)	(1,212)	489
Increase (Decrease) in employees and payroll accruals	517	214	1,540	(285)
Increase in deferred revenues	1,915	943	1,323	1,674
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(7,923)	2,920	(6,030)	3,405
Net cash provided by (used in) operating activities	634	2,177	(1,847)	1,099

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	42	(352)	(41)	(152)
Redemption of (investment in) short-term deposits	933	(4,000)	4,919	10,100
Purchase of property and equipment	(748)	(874)	(1,477)	(1,568)
Investment in marketable securities	(13,020)	(10,896)	(24,604)	(17,957)
Proceeds from redemption or sale of marketable securities	12,190	11,422	23,569	16,413
Acquisitions	-	-	-	(3,048)
Net cash provided by (used in) investing activities	(603)	(4,700)	2,366	3,788

Cash flows from financing activities:
Exercise of employee stock options	56	59	662	142
Net cash provided by financing activities	56	59	662	142

Increase (Decrease) in cash and cash equivalents	87	(2,464)	1,181	5,029
Cash and cash equivalents at the beginning of the period	17,430	22,835	16,336	15,342
Cash and cash equivalents at the end of the period	$17,517	$20,371	$17,517	$20,371